Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

July 18, 2014

Ms. Sonia Barros

United States Securities and Exchange Commission

Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010

Re:	American Realty Capital Global Trust II, Inc.
Registration Statement on Form S-11
Filed June 6, 2014
File No. 333-196549

Ladies and Gentlemen:

On behalf of American Realty Capital Global Trust II, Inc., a Maryland corporation (the “Company”), please find transmitted herewith for filing, in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder, Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-11 (File No. 333-196549) of the Company (the “Registration Statement”) and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated July 1, 2014.

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the letter. References to page numbers (other than in headings taken from the Staff’s letter) are to pages of the prospectus (the “Prospectus”) as revised and included in Amendment No. 1.

On behalf of the Company, we respond to the specific comments of the Staff as follows:

General

1.	Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

July 18, 2014

The Company acknowledges that sales materials to be used in connection with the offering must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. We advise the Staff that the Company has not yet prepared sales materials for use in connection with the offering. The Company will submit all written sales materials proposed to be transmitted to prospective investors, either orally or in writing, to the Staff prior to use.

2.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

While there are currently no such graphics or pictorial representations, the Company will submit to the Staff for review all graphics, maps, photographs, and related captions or other artwork including logos that the Company intends to use in the Prospectus prior to requesting effectiveness of the Registration Statement. The Company acknowledges that such graphics and pictorial representations are not to be used in any preliminary Prospectus distributed to prospective investors prior to the Staff’s review.

3.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division’s Office of Mergers and Acquisitions.

In accordance with the Staff’s comment, the Company has reviewed the applicability of the tender offer rules (including Rule 13e-4, Regulation 14E and the relevant no-action letters) to its share repurchase program in determining that the program is consistent with the relief granted by the Division of Corporation Finance in prior no-action letters.

4.	We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

In accordance with the Staff’s comment, the Company has reviewed all elements of its share repurchase program in determining that the program is consistent with the class

July 18, 2014

relief granted by the Division of Market Regulation in the class exemptive letter granted to Alston & Bird LLP dated October 22, 2007.

5.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

While there are currently no such written communications, the Company will submit to the Staff copies of all written materials that the Company, or anyone authorized to do so on the Company’s behalf, provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, while there are currently no such research reports, the Company will submit to the Staff any research reports about the Company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of any broker or dealer that is participating or will participate in the offering.

Prospectus Cover Page

6.	Please ensure that the prospectus is printed in type that is at least as large as 10-point font. Refer to Rule 420 of Regulation C.

Please be advised that the Company has reformatted the cover page to conform to the requirements of Rule 420 of Regulation C.

What are your investment objectives, page 2

7.	We refer to your last bullet point where you state that your objectives include investing up to 10% “elsewhere internationally.” Throughout your document, you state that you intend to invest up to 50% of your capital in real estate in Europe, provided, however, that you may allocate up to 20% “elsewhere internationally.” Please reconcile your disclosure, and where applicable, please revise to indicate the countries you intend to invest in, if known, or advise.

The Company has reconciled the last bullet point on page 2 with the description of its investment objectives elsewhere in the document.

What is the purchase price for shares of our common stock?, page 6

8.	Please confirm that you will file a post-effective amendment to the registration statement to reflect any change in the price that is more than 20% higher or lower than the offering price.

July 18, 2014

The Company confirms that it will undertake to file a post-effective amendment to the Registration Statement to reflect any change in the price, after the NAV pricing date, that is more than 20% higher or lower than the applicable per share price listed in the offering.

Are there any Investment Company Act considerations?, page 28

9.	We note that you intend to operate your business in a manner that will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of this exemption and how you and your subsidiaries’ investment strategy will support this exemption. Please note that we will refer your current disclosure and subsequent response to the Division of Investment Management for further review.

The Company has revised the Prospectus to include additional discussions of the exemption from registration under the Investment Company Act of 1940 in response to this comment. Please see pages 26-27, 43-44 and 135-137 of the Prospectus.

Risk Factors, page 31

10.	Please revise to include the risk that redemptions may exceed the offer price net of underwriting commissions and discounts, which will dilute other shareholders.

The Company has revised the Prospectus to include an additional risk factor to address this comment. Please see page 46 of the Prospectus.

Investment Rights and Obligations, page 121

11.	Please revise to provide the size of the competing funds or advise.

Please be advised that the Company has revised the disclosure to provide the size of the competing funds as requested. Please see page 120 of the Prospectus.

Competition, page 143

12.	Please tell us your basis for this statement. With respect to your competitors that are organized as traditional REITs, please confirm to us that they are unable to take advantage of tax-deferred transactions.

The Company respectfully notes that there does not appear to be a statement corresponding to the above comment in this section. The Company has, however, added language regarding how the UPREIT structure may allow the Company to purchase properties from certain purchasers. Please see page 142 of the Prospectus.

Prior Performance Tables, page A-1

13.	Please revise to include a discussion of the factors you considered in determining which previous programs have similar investment objectives to you. Refer to Instruction 1 to Appendix II of Industry Guide 5.

July 18, 2014

Prior to submitting the 2013 prior performance tables in the Section 10(a)(3) post-effective amendments and in newly filed S-11 registration statements for the various REITs sponsored by the parent of the Company’s sponsor, the parent of the Company’s sponsor submitted the revised tables prepared to comply with CF Disclosure Guidance Topic No. 6. The initial submission was on March 11, 2014 and the Staff responded by phone to the undersigned on March 24, 2014. Revisions were made and the revised tables reflect such comments. A summary of the comments follows:

1.	Table III – If the program never disclosed NAV, delete “Estimated per share value.” Because none of the programs ever had a NAV calculation, the line item should be removed.

2.	Table IV – Date of closing of the offering is the date of the liquidity event-listing date, sale date or merger date; duration of the offering includes the time to the liquidity event date.

3.	Table IV – In computing the annualized return, the Staff suggested that the parent of the Company’s sponsor use a 60 day weighted average of the trading price for listed REITs. The Staff asked the undersigned to send the calculations for the annualized return on investment for the liquidated programs and in such submission state if redemptions were factored in or not.

4.	Table IV – Add a footnote on how return on investment is calculated. The Staff referred to footnote 10 in Topic 6 as a start.

On March 25, 2014 additional information relating to the calculation of the annualized returns was submitted. The Company is providing the Staff on a supplemental basis a copy of that submission in an Excel spreadsheet entitled “Appendix A tables 2013 12 31 pre clear v1.xls.”

The tables as revised have been included in the Section 10(a)(3) post-effective amendment for American Realty Capital Healthcare Trust II, Inc. and the Final Prospectus dated April 24, 2014 of American Realty Capital New York City REIT, Inc.

As discussed with the Staff, the Company respectfully submits that the narrative description on page A-1 of the Prospectus includes a discussion of the factors the Company considered in determining which previous programs have similar investment objectives to the Company’s. Specifically, the narrative description clarifies that the previous programs identified in Table I have similar investment objectives to the Company’s in that all of the programs aimed to preserve and protect investors’ capital, provide stable cash distributions and generate capital appreciation.

Table I, page A-2

14.	Please tell us why you believe it is material to include more than the sponsor’s three most recent programs with investment objectives similar to yours. Refer to CF Disclosure Guidance Topic No. 6.

July 18, 2014

The Company believes it is material to include more than the sponsor’s three most recent programs because more than three programs of the Company’s sponsor closed at or around the same time, and no rational basis exists to include certain of those programs in favor of others. The Company’s sponsor previously discussed this reasoning with the Staff in the telephone conversations mentioned in response to Comment 13 above.

Table III, page A-3

15.	Please tell us whether you considered limiting your disclosure to include only the most recent programs that have closed in the most recent five years such that the maximum number of programs presented in the table is five. Refer to Industry Guide 5 and CF Disclosure Guidance Topic No. 6 for guidance.

The Company considered limiting its disclosure in Table III to include only five programs. However, consistent with other programs sponsored by the Company’s sponsor and the previous discussions with the Staff mentioned in response to Comment 13 above, the Company disclosed more than five programs in Table III for the reasons outlined in response to the Staff’s Comment 14 above and to maintain consistency between Tables I and III.

Table IV, page A-6

16.	Please tell us how you determined the programs in this table have been completed. In addition, we note that your calculation of Annualized Return on Investment appears to differ from the definition in CF Disclosure Guidance Topic No. 6. Please tell us how you determined that such differences are not material.

Please see the Company’s response to the Staff’s Comment 13 above.

Exhibits

17.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for our review.

Draft forms of the legal opinion of Venable LLP and the tax opinion of Proskauer Rose LLP are attached hereto as Exhibit A and B, respectively.

18.	We note that you have filed “forms of” of your governing documents and various agreements. Please tell us if you will be unable to file final, executed agreements prior to effectiveness of the registration statement. Please note that any such incomplete exhibit may not be incorporated by reference in any subsequent filing.

The Company intends to file final, executed agreements and documents as promptly as possible.

July 18, 2014

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (212) 969-3445.

Very truly yours,

PROSKAUER ROSE LLP

By:      /s/ Peter M. Fass

    Peter M. Fass

cc:	Michael Choate
Folake Ayoola, Esq.
Shannon Sobotkas
Robert Telewicz

July 18, 2014

Exhibit A

Form Opinion of Venable LLP

[Letterhead of Venable LLP]

__________, 2014

American Realty Capital Global Trust II, Inc.

405 Park Avenue, 15th Floor

New York, New York 10022

Re:      Registration Statement on Form S-11 (File No. 333-196549)

Ladies and Gentlemen:

We have served as Maryland counsel to American Realty Capital Global Trust II, Inc., a Maryland corporation (the “Company”), in connection with certain matters of Maryland law arising out of the registration of 151,315,789 shares (the “Shares”) of common stock, $0.01 par value per share, of the Company (“Common Stock”), covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”). 125,000,000 Shares (the “Public Offering Shares”) are issuable in the Company’s initial public offering (the “Offering”) pursuant to subscription agreements (the “Subscription Agreements”) and 26,315,789 Shares (the “Plan Shares”) are issuable pursuant to the Company’s Distribution Reinvestment Plan (the “Plan”), subject to the right of the Company to reallocate Shares between the Offering and the Plan as described in the Registration Statement.

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (herein collectively referred to as the “Documents”):

1. The Registration Statement and the related form of prospectus included therein (including, without limitation, the Plan attached thereto as Appendix B and the form of Subscription Agreement attached thereto as Appendix C) in the form in which it was transmitted to the Commission under the 1933 Act;

2. The charter of the Company (the “Charter”), certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3. The Bylaws of the Company, certified as of the date hereof by an officer of the Company;

4. A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

July 18, 2014

5. Resolutions adopted by the Board of Directors of the Company relating to the sale, issuance and registration of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

6. A certificate executed by an officer of the Company, dated as of the date hereof; and

7. Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4. All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

5. The Shares will not be issued or transferred in violation of any restriction or limitation on transfer and ownership of shares of stock of the Company contained in Article V, Section 5.9 of the Charter.

6. Upon the issuance of any of the Shares, the total number of shares of Common Stock issued and outstanding will not exceed the total number of shares of Common Stock that the Company is then authorized to issue under the Charter. We note that, as of the date hereof, there are more than 151,315,789 shares of Common Stock available for issuance under the Charter.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

July 18, 2014

1. The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2. The issuance of the Public Offering Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Subscription Agreements and the Registration Statement, the Public Offering Shares will be validly issued, fully paid and nonassessable.

3. The issuance of the Plan Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Plan and the Registration Statement, the Plan Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with any federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by the laws of any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of judicial decisions which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,

July 18, 2014

Exhibit B

Form Opinion of Proskauer Rose LLP

_______________, 2014	DRAFT

American Realty Capital Global Trust II, Inc.

405 Park Avenue, 15th Floor

New York, New York 10022

Re: Opinion of Proskauer Rose LLP as to Tax Matters

Ladies and Gentlemen:

We have acted as counsel to American Realty Capital Global Trust II, Inc., a Maryland corporation (the “Company”), with respect to certain tax matters in connection with the issuance and sale of common stock, par value $0.01 per share (the “Stock”) as described in the Registration Statement on Form S-11, Registration No. 333-196549, initially filed with the Securities and Exchange Commission (the “Commission”) on June 6, 2014, as amended through the date hereof (the “Registration Statement”). In connection with the issuance and sale of Stock, we have been asked to provide an opinion regarding (i) the classification of the Company as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”)1; (ii) the accuracy and fairness of the discussion in the prospectus forming a part of the Registration Statement (the “Prospectus”) under the caption “Material U.S. Federal Income Tax Considerations”; and (iii) the treatment of American Realty Capital Global II Operating Partnership, L.P. (the “Operating Partnership”) as a partnership or disregarded entity for U.S. federal income tax purposes.

The opinions set forth in this letter are based on relevant provisions of the Code, Treasury Regulations issued thereunder (including Proposed and Temporary Regulations), and interpretations of the foregoing as expressed in court decisions, administrative determinations, and the legislative history as of the date hereof. These provisions and interpretations are subject to differing interpretations or change at any time, which may or may not be retroactive in effect, and which might result in modifications of our opinions. In this regard, an opinion of counsel with respect to an issue represents counsel’s best judgment as to the outcome on the merits with respect to such issue, is not binding on the Internal Revenue Service (“IRS”) or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to an issue, or that a court will not sustain such a position if asserted by the IRS.

In rendering our opinions, we have made such factual and legal examinations, including an examination of such statutes, regulations, records, certificates and other documents as we have considered necessary or appropriate, including, but not limited to, the following: (1) the Registration Statement (including exhibits thereto); (2) the form of Articles of Amendment and Restatement of the Company, included as Exhibit 3.1 to the Registration Statement; (3) the form of Agreement of Limited Partnership of the Operating Partnership, included as Exhibit 4.1 to the Registration Statement and (4) the form of Advisory Agreement, by and among, the Company, the Operating Partnership and American Realty

1 Unless otherwise stated, all section references herein are to the Code.

July 18, 2014

Capital Global II Advisors, LLC, included as Exhibit 10.2 to the Registration Statement. The opinions set forth in this letter also are based on certain written factual representations and covenants made by an officer of the Company, in the Company’s own capacity and in its capacity as the general partner of the Operating Partnership, in a letter to us of even date herewith (the “Officer’s Certificate”) relating to, among other things, those factual matters as are germane to the determination that the Company and the Operating Partnership, and the entities in which they hold direct or indirect interests, have been and will be formed, owned and operated in such a manner that the Company has and will continue to satisfy the requirements for qualification as a REIT under the Code (collectively, the Officer’s Certificate, and the documents described in the immediately preceding sentence are referred to herein as the “Transaction Documents”).

In our review, we have assumed, with your consent, that all of the factual representations, covenants and statements set forth in the Transaction Documents are true and correct, and all of the obligations imposed by any such documents on the parties thereto have been and will be performed or satisfied in accordance with their terms. Moreover, we have assumed that the Company and the Operating Partnership each will be operated in the manner described in the relevant Transaction Documents. We have, consequently, assumed and relied on your representations that the information presented in the Transaction Documents accurately and completely describe all material facts relevant to our opinion. We have not undertaken any independent inquiry into, or verification of, these facts for the purpose of rendering this opinion. While we have reviewed all representations made to us to determine their reasonableness, we have no assurance that they are or will ultimately prove to be accurate. No facts have come to our attention, however, that would cause us to question the accuracy or completeness of such facts or Transaction Documents in a material way. Our opinion is conditioned on the continuing accuracy and completeness of such representations, covenants and statements. Any material change or inaccuracy in the facts referred to, set forth, or assumed herein or in the Transaction Documents may affect our conclusions set forth herein.

We also have assumed the legal capacity of all natural persons, the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made. Where documents have been provided to us in draft form, we have assumed that the final executed versions of such documents will not differ materially from such drafts.

With respect to matters of Maryland law, we have relied upon the opinion of Venable LLP, counsel for the Company, dated as of the date hereof that the Company is a validly organized and duly incorporated corporation under the laws of the State of Maryland.

Based upon, and subject to the foregoing and the discussion below, we are of the opinion that:

(i)	commencing with the Company’s taxable year ending December 31, 2014 or its first year of material operations, the Company will be organized in conformity with the requirements for qualification as a REIT under the Code, and the Company’s proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT under the Code;

(ii)	the discussion in the Prospectus under the caption “Material U.S. Federal Income Tax Considerations,” to the extent it constitutes matters of law, summaries of legal matters or legal conclusions, is a fair and accurate summary of the U.S. federal income tax considerations that are likely to be material to a holder of the Company’s Stock; and

July 18, 2014

(iii)	the Operating Partnership will be taxed as a partnership or a disregarded entity and not an association or publicly traded partnership (within the meaning of section 7704) subject to tax as a corporation for U.S. federal income tax purposes beginning with its first taxable year.

We express no opinion on any issue relating to the Company, the Operating Partnership or the discussion in the Prospectus under the caption “Material U.S. Federal Income Tax Considerations” other than as expressly stated above.

The Company’s qualification and taxation as a REIT will depend upon the Company’s ability to meet on a continuing basis, through actual annual operating and other results, the various requirements under the Code as described in the Registration Statement with regard to, among other things, the sources of its gross income, the composition of its assets, the level of its distributions to stockholders, and the diversity of its stock ownership. Proskauer Rose LLP will not review the Company’s compliance with these requirements on a continuing basis. Accordingly, no assurance can be given that the actual results of the operations of the Company and the Operating Partnership, the sources of their income, the nature of their assets, the level of the Company’s distributions to stockholders and the diversity of its stock ownership for any given taxable year will satisfy the requirements under the Code for the Company’s qualification and taxation as a REIT.

This opinion letter is rendered to you for your use in connection with the Registration Statement and may be relied upon by you and your stockholders.  Except as provided in the next paragraph, this opinion letter may not be distributed, quoted in whole or in part or otherwise reproduced in any document, filed with any governmental agency, or relied upon by any other person for any other purpose (other than as required by law) without our express written consent.

We consent to the use of our name under the captions “Material U.S. Federal Income Tax Considerations” and “Legal Matters” in the Prospectus and to the use of these opinions for filing as Exhibit 8.1 to the Registration Statement. In giving this consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or the rules and regulations of the Commission thereunder.

Sincerely yours,